STARSTREAM ENTERTAINMENT, INC.

100 Sky Park Drive
Monterey, California 93940
Tel: 203-661-8080
Fax: 831-373-0225

February 25, 2014

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Dietrich King, Legal Branch Chief Mara L. Ransom, Assistant Director Jim Allegretto, Senior Assistant Chief Accountant Adam Phippen, Staff Accountant Daniel Porco, Law Clerk

RE:	Starstream Entertainment, Inc. (f/k/a Gelia Group, Corp.) Amendment No. 2 to Current Report on Form 8-K/A Filed January 8, 2014; File No. 333-186079

Dear Mr. King, Ms. Ransom, Mr. Allegretto, Mr. Phippen and Mr. Porco:

We are writing in connection with the above-captioned matter regarding Starstream Entertainment Inc.'s (the “Company”) disclosure in its Amendment No. 2 to Current Report on Form 8-K/A filed on January 8, 2014.  We are submitting this written response to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter dated January 16, 2014 (the "Comment Letter"). We hereby provide supplementally the following responses in reply to the Staff’s comments and we are today filing Amendment No. 3 to the Current Report on Form 8-K/A (the "Updated Filing"). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments before the relevant response.

Risk Factors, page 11

We do not intend to pay cash dividends in the foreseeable future, page 15

1.
We note your response to comment 11 in our letter dated November 13, 2013. Your response states that you have removed this risk factor, yet it still appears in this section. Please either discuss how this risk factor makes the securities being sold speculative or risky, or remove it from this section.

Response: We have removed this risk factor from the Updated Filing.

For as long as we are an emerging growth company…, page 16

2.
We note your response to comment 12 in our letter dated November 13, 2013, and that you have deleted this risk factor. Please clarify for us whether you are an emerging growth company. If you are an emerging growth company, please disclose this in your filing. In addition, please describe how and when a company may lose emerging growth company status and briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Response: We are an “emerging growth company,” as such term is defined in Section 101 of the Jumpstart Our Business Startups Act. We have revised our disclosure to include a revised version of the previously deleted risk factor on page 16, which disclosure includes the descriptions requested in your comment.

For convenience of the Staff, the Amended Filing contains the following new risk factor disclosure:

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies. Our ability to provide reduced disclosure in our filings may cause our common stock to be less attractive to investors.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are an emerging growth company, as defined in Section 101 of the JOBS Act. We will remain an emerging growth company until our annual revenues exceed $1 billion, five years after our first sale of common stock under an effective Securities Act registration statement, we issue more than $1 billion in non-convertible debt in a three-year period, or the value of our common stock held by non-affiliates equals or exceeds $700 million as of the last business day of any second fiscal quarter.

For as long as we are an emerging growth company, unlike some other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (2) hold shareholder advisory votes on executive compensation or obtain shareholder approval of golden parachute payments not previously approved, as required by Sections 14A(a) and (b) of the Exchange Act, (3) comply with any requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and financial statements, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, or (5) provide certain disclosure regarding executive compensation required of larger public companies.

We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Audited Combined Financial Statements, page F-16

3.
We note accounts receivable of $12,941 is net of an allowance of the same amount. We further note from your prior response that accounts receivable relate to funds advanced to “Switch” pursuant to a Financing Funding Memorandum and Security Agreement TUELP. Please advise why such advances qualify as accounts receivable and explain the circumstance surrounding advancing funds and the establishment of a 50% allowance shortly after the advance. Please explain how you determined that 50% of the advance was uncollectible or alternatively that 50% was recoverable. Please further explain whether this was an advance toward future services or a loan.

Response: We have considered the Staff's comment and concluded that the classification of the advances to Switch (the production entity of TUELP) is incorrect. The advances to Switch were not accounts receivable and they were re-characterized as related party receivables for the September 30, 2013 interim financial statements. Upon further consideration, that characterization is also incorrect and the advances should be included as part of the Company’s investment in TUELP without an allowance. The Company proposes to correct this error in future filings since the impact of the error is not material to the financial statements.

Notes to Combined Financial Statements, page F-21

Note 3. Investments in Film Productions, page F-23

4.
We reviewed your response to comment 23 in our letter dated November 13, 2013. Please note the exception in ASC 323-10-15-10d applies in those circumstances where an investor requests (demands) additional financial information to apply the equity method but is rebuffed by the investee. Your response indicates you have significant influence and suggests it is the lack of an accounting function at the investee level that makes equity method accounting impracticable; which does not justify a departure from GAAP. Accordingly, your financial statements do not comply with GAAP. In any event, please be advised that it is incumbent upon management to review equity method and cost method investments for impairment when an other than temporary decline occurs. Given the relative magnitude of the asset, we believe a rigorous attempt at quantifying impairment should be made irrespective of whether you are on the cost or equity method of accounting. Please revise and or advise.

Response: We would like to clarify our previous response. As of September 30, 2013, the Company was invested in 3 entities in which it owned between 41.7% and 50% of the partnership interests. Although ASC 323-10-15-8 includes the presumption that an investor has the ability to exercise significant influence over an investee when it owns 20 percent or more of the voting interests, that presumption may be overcome. ASC 323-10-15-10  provides indicators that an investor may be unable to exercise significant influence. One of those indicators, ASC 323-10-15-10d states, “The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.”

That indicator is the very fact pattern that applies to the Company. The Company has requested additional financial information that is not available to other investors and has been denied. As a result, the Company has concluded that the presumption of significant influence is overcome, and therefore the cost method of accounting for those investments is appropriate.

The Company will continue to evaluate the facts and circumstances of those 3 investments, as well as any future investments, in evaluating whether the Company exercises significant influence over the investee’s operating and financial policies. In addition, the Company will continue to evaluate its investments for impairment whenever events or changes in circumstances indicate the carrying value of the investment may no longer be appropriate.

5.
Please tell us your consideration of including your percentage ownership of each investment in the table on page F-24 and tell us your consideration of disclosing your film right entitlement percentage with respect to the feature film “Lee Daniels’ The Butler.” In addition, reference is made to your statement in your response that, “the Company receives 50% of the net profits/losses of each investment, after each investor gets paid back 120% of their investment. As a result, the Company’s net profit percentage in each investment will be 50% of the ownership percentage listed above.” This statement does not appear consistent with your disclosures for TUELP Investment, LLC and Pigeon The Cat Films, Inc. and no disclosure in this regard is provided for your investment in Butler Films, LLC. Please advise.

Response: We wish to first refine and explain our statement that "the Company receives 50% of the net profits/losses of each investment, after each investor gets paid back 120% of their investment. As a result, the Company’s net profit percentage in each investment will be 50% of the ownership percentage listed above." The foregoing is a generalization about industry standards for the sharing of profits in film investments. To be clear, as a general matter, third party cash investors receive their capital plus an agreed upon premium return, after which the remaining profits are allocated between the production team (actors, directors, production personnel) and the investor group.  On a case by case basis, the Company's right to receive allocations of profits may not correspond exactly to a 50/50 allocation but does substantially follow this general industry practice. We submit that regardless of any variation from this allocation calculation, all revenue ultimately derived from each of the investments is disclosed in the Company's financial statements. As such the financial results of the investments are fully disclosed to investors.

With respect to disclosure of the Company's ownership percentages of each of the investments listed in the table on page F-24, we considered and believe the narrative disclosures that follow the table provide significant details of the Company’s ownership interests, including the percentages owned. The exception appears to be our equity ownership of Life after Beth, which we intend to include in all future filings.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-31

6.
Reference is made to the third paragraph. Please revise to state that the unaudited pro forma condensed consolidated statements of operations assume the transactions occurred at the beginning of the fiscal year presented.

Response:  We have revised the Updated Filing to reflect the request in the Staff's Comment.

7.	All per share information in the filing should be adjusted and given retroactive effect to the stock dividend discussed in the first paragraph on page 2.

Response:  We have revised the Updated Filing to reflect the request in the Staff's Comment.

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing and the Updated Filing are responsive to the Staff’s comments. Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Kim Leadford
Kim Leadford Chief Executive Officer